1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

December 8, 2023

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:     Eileen Smiley, Division of Investment Management

Re:	Morgan Stanley ETF Trust (the “Trust”)

(File Nos. 333-266913; 811-23820)

Dear Ms. Smiley:

Thank you for your comments regarding the Trust’s registration statement on Form N-1A relating to the addition of a new series of the Trust: Eaton Vance Total Return Bond ETF (the “Fund”), filed with the Securities and Exchange Commission (the “Commission” or “Staff”) on October 2, 2023.

The Trust has considered your comments and has authorized us to make the responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 10 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which will be filed via EDGAR on or about December 15, 2023. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the registration statement.

Comment 1.	Please complete all empty fields, including the ticker symbol and fees and expenses table. The Staff may have additional comments on such portions of the registration statement.

Response 1.      The Trust confirms that all empty fields will be completed in the Amendment.

Comment 2.	Please review and revise the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” to ensure that only the Fund’s principal investment strategies are described in this section. Please relocate any discussion relating to non-principal investment strategies to the section of the Prospectus entitled “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” and/or to the Statement of Additional Information, as applicable.

Response 2.      The disclosure will be revised in the Amendment to remove references to investments in convertible securities, bank loans and restricted and illiquid securities in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” because investment in such instruments are not expected to be principal investment strategies of the Fund. The disclosure will further be revised in the Amendment to include reference to investment in preferred securities in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” as investment in preferred securities is expected to be a principal investment strategy of the Fund.

Comment 3.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Adviser employs a value approach toward fixed-income investing… .” Please revise the disclosure to clarify what “value approach” means.

Response 3.      The disclosure will be revised in the Amendment to remove the referenced disclosure.

Comment 4.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[u]nder normal circumstances, at least 80% of the Fund’s net assets (plus the amount of any borrowings for investment purposes) will be invested in fixed-income securities. … The Fund invests primarily in a diversified mix of U.S. dollar-denominated investment grade fixed-income securities, including U.S. government, corporate, municipal, mortgage- and asset-backed securities.” and further states that “[t]he Fund may invest up to 10% of its net assets in securities denominated in foreign currencies and may invest beyond this limit in U.S. dollar-denominated securities of foreign issuers” and “the securities in which the Fund may invest may be denominated in U.S. dollars or in currencies other than U.S. dollars.” Please confirm if investments in non-U.S. dollar-denominated securities are included for purposes of the Fund’s 80% investment policy. If non-U.S. dollar-denominated securities are included for such purposes, please revise the disclosure to state that non-U.S. dollar denominated securities are included for purposes of the Fund’s 80% investment policy.

Response 4.      The Trust confirms that investments in non-U.S. dollar denominated fixed-income securities will be included for purposes of the Fund’s 80% investment policy. The disclosure will be revised in the Amendment accordingly.

Comment 5.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Fund may also invest in loan-related investments, such as bank loans made by banks or other financial institutions and loan participations and assignments, which may be rated investment grade or below investment grade.” Please confirm whether the Fund’s investment in loan-related investments is expected to be a principal investment strategy. If such investments are not expected to be a principal investment strategy of the Fund, please consider relocating the applicable disclosure to the section of the Prospectus entitled “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” and/or to the Statement of Additional Information, as applicable.

Response 5.      The Trust confirms that investment in loan-related investments is not expected to be a principal investment strategy of the Fund. As noted in response to Comment 2 above, the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” will be revised in the Amendment to remove the referenced disclosure.

Comment 6.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “the Fund may invest in convertible securities.” Please confirm whether investments in convertible securities are included for purposes of the Fund’s 80% investment policy. If convertible securities are expected to be included for such purposes, please revise the disclosure to include convertible securities in the definition of “fixed-income securities.” Please also confirm whether investment in convertible securities is expected to be a principal investment strategy of the Fund. In addition, please confirm whether preferred securities are considered by the Adviser to be a type of convertible security and if investment in preferred securities is expected to be a principal investment strategy of the Fund. The Staff notes that “Preferred Securities” is included as a principal risk of the Fund but preferred securities are not discussed in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies.” To the extent investment in convertible securities and/or preferred securities are not expected to be principal investment strategies of the Fund, please consider relocating the applicable disclosures to the section of the Prospectus entitled “Details of the Fund” or “Additional Information About Fund Investment Strategies and Related Risks” and/or to the Statement of Additional Information, as applicable.

Response 6.      The Trust confirms that investment in convertible securities is not expected to be a principal investment strategy of the Fund but investment in preferred securities is expected to be a principal investment strategy of the Fund. As noted in response to Comment 2 above, the disclosure in the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” will be revised accordingly in the Amendment.

Comment 7.	Please confirm whether the Fund expects to invest in contingent convertible securities as a principal investment strategy and, if so, please consider what additional disclosure, if any, should be included in the prospectus. The Staff notes that “Contingent Convertible Instruments and Additional Tier 1 Capital” is included in the section of the Prospectus entitled “Additional Information About Fund Investment Strategies and Related Risks.”

Response 7.      The Trust confirms that investment in contingent convertible securities is not expected to be a principal investment strategy of the Fund. Accordingly, no changes will be implemented in response to this comment.

Comment 8.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” states that “[t]he Fund may also invest in restricted and illiquid securities.” Please confirm whether investment in restricted and illiquid securities is expected to be a principal investment strategy of the Fund.

Response 8.      The Trust confirms that investment in restricted and illiquid securities is not expected to be a principal investment strategy of the Fund. As noted in response to comment 2 above, the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” will be revised in the Amendment to remove the referenced disclosure.

Comment 9.	The section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” provides that “[t]he Fund may invest up to 20% of its net assets in securities and instruments that are economically tied to emerging market countries.” Please revise the disclosure to identify the criteria used by the Fund to determine whether a security is economically tied to an emerging market country.

Response 9.      The Trust confirms that, as set forth in the section of the Statement of Additional Information entitled “Investment Strategies and Techniques – Emerging Market Securities,” the Fund uses the following criteria to determine whether a security is economically tied to an emerging market country:

An emerging market security is a security issued by an emerging market foreign government or private issuer. An emerging market foreign government or private issuer has one or more of the following characteristics: (i) its principal securities trading market is in an emerging market or developing country; (ii) alone or on a consolidated basis it derives 50% or more of its annual revenue or profits from goods produced, sales made or services performed in an emerging market or developing country or has at least 50% of its assets, core business operations and/or employees in an emerging market or developing country; or (iii) it is organized under the laws of, or has a principal office in, an emerging market or developing country.

Disclosure to this effect will be added to the Prospectus in the Amendment.

Comment 10.	After taking into account any changes made to the section of the Prospectus entitled “Fund Summary – Principal Investment Strategies” in response to the Staff’s comments, please order the principal risks to align with the order in which such investments and/or strategies are expected to adversely affect the net asset value, yield and total return of the Fund.

Response 10.      The Trust respectfully acknowledges the comment but believes that the current presentation of the Fund’s principal risks is responsive to Item 4 of Form N-1A. The present ordering of risks accurately summarizes the principal risks of investing in the Fund, including the risks to which the Fund’s portfolio as a whole is subject and the circumstances reasonably likely to adversely affect the Fund’s net asset value, yield, and total return.

Comment 11.	Please make conforming changes to the Amendment as were made to the Trust’s registration statement on Form N-14 in response to the Staff’s comments on such registration statement.

Response 11.      The Trust confirms that any such applicable changes made to the disclosure in the Trust’s registration statement on Form N-14 will be reflected in the Amendment.

Comment 12.	The section of the Statement of Additional Information entitled “Investment Policies and Limitations – Additional Information About the Investment Policies and Limitations” states that “[t]he 1940 Act does not directly limit the Fund’s ability to invest directly in physical commodities.” Please revise such disclosure to more accurately reflect the limits set forth under the 1940 Act on the Fund’s investments in physical commodities or remove this disclosure entirely.

Response 12.      The disclosure will be revised in the Amendment to remove the referenced statement.

Comment 13.	Please revise the presentation of the signature page for the Registration Statement to more clearly reflect that the Attorney-in-Fact for the Independent Trustees has signed on behalf of all of the Independent Trustees rather than just a “Majority of the Trustees” as is currently noted on the signature page.

Response 13.      The Trust will revise the signature page accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best regards,

/s/ Allison Fumai
Allison Fumai

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